UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2011

Commission File Number: 001-33587

PERFECT WORLD CO., LTD.

Perfect World Plaza, Building 306, 86 Beiyuan Road

Chaoyang District, Beijing 100101

People’s Republic of China

(86 10) 5780-5700

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Perfect World Co., Ltd.

By:	/s/ Kelvin Wing Kee Lau
Name:	Kelvin Wing Kee Lau
Title:	Chief Financial Officer

Date: August 23, 2011

EXHIBIT INDEX

Page

Exhibit 99.1 – Press release	4

Exhibit 99.1

PERFECT WORLD ANNOUNCES SECOND QUARTER 2011

UNAUDITED FINANCIAL RESULTS

(Beijing, China – August 22, 2011) – Perfect World Co., Ltd. (NASDAQ: PWRD) (“Perfect World” or the “Company”), a leading online game developer and operator based in China, today announced its unaudited financial results for the second quarter ended June 30, 2011.

Second Quarter 2011 Highlights1

•	Total revenues were RMB779.6 million (USD120.6 million), as compared to RMB718.5 million in 1Q11 and RMB592.5 million in 2Q10.

•	Gross profit was RMB665.9 million (USD103.0 million), as compared to RMB610.6 million in 1Q11 and RMB495.0 million in 2Q10.

•

Operating profit was RMB320.4 million (USD49.6 million), as compared to RMB288.9 million in 1Q11 and RMB221.3 million in 2Q10. Non-GAAP operating profit[2] was RMB348.0 million (USD53.8 million), as compared to RMB314.6 million in 1Q11 and RMB246.3 million in 2Q10.

•

Net income attributable to the Company’s shareholders was RMB316.6 million (USD49.0 million), as compared to RMB263.7 million in 1Q11 and RMB196.6 million in 2Q10. Non-GAAP net income attributable to the Company’s shareholders[2] was RMB344.3 million (USD53.3 million), as compared to RMB289.5 million in 1Q11 and RMB221.7 million 2Q10.

•

Basic and diluted earnings per American Depositary Share (“ADS”)[3] were RMB6.30 (USD0.98) and RMB5.98 (USD0.93), respectively, as compared to RMB5.25 and RMB4.99, respectively, in 1Q11, and RMB3.93 and RMB3.71, respectively, in 2Q10. Non-GAAP basic and diluted earnings per ADS[2] were RMB6.86 (USD1.06) and RMB6.50 (USD1.01), respectively, as compared to RMB5.76 and RMB5.48, respectively, in 1Q11, and RMB4.43 and RMB4.19, respectively, in 2Q10.

“We are pleased to announce another upbeat quarter. Despite the absence of any grand promotional holiday similar to the Chinese New Year, our results this quarter came in above the high-end of our guidance, with revenues rising by 8.5% from last quarter due to solid performance of recently launched new games including ‘Forsaken World’ and ‘Empire of the Immortals,’ continued strength from our existing portfolio and strong growth in our overseas operations,” said Mr. Michael Chi, Chairman and Chief Executive Officer of Perfect World.

[1]

The U.S. dollar (USD) amounts disclosed in this press release, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the reader. The conversion of Renminbi (RMB) into USD in this release is based on the noon buying rate in The City of New York for cable transfers in RMB per USD as certified for customs purposes by the Federal Reserve Bank of New York as of June 30, 2011, which was RMB6.4635 to USD1.00. The percentages stated in this press release are calculated based on the RMB amounts.

[2]

As used in this press release, non-GAAP operating profit, non-GAAP net income attributable to the Company’s shareholders and non-GAAP earnings per ADS are defined to exclude share-based compensation charge from operating profit, net income attributable to the Company’s shareholders and earnings per ADS, respectively. See “Non-GAAP Financial Measures” and “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

[3]	Each ADS represents five ordinary shares.

“Our bottom-line performance was similarly strong. Turning to the third quarter, we launched unlimited closed beta testing for our first 2D martial-arts MMORPG, ‘Heaven Sword and Dragon Saber,’ several days ago. The initial feedback shows the game, which is based on a classic martial-arts novel by one of China’s most popular writers, has so far been well received by Chinese players. We look forward to launching full-scale open data testing for this game soon. Although this game is still ramping up on the traffic side and we are confident about its long-term performance, as part of a game’s normal growth trajectory, we do not expect a significant revenue contribution from this game until later in the year.”

“Looking ahead, we are pleased with the developments in our deep and diverse pipeline, which has always been one of our strengths. In addition to ‘Heaven Sword and Dragon Saber,’ ‘Swordsman Online’ and a number of other exciting titles in our pipeline, we recently announced ‘Saint Seiya Online,’ a 3D MMORPG based on a globally famous comic called ‘Saint Seiya.’ We are excited to be working on such an influential comic masterpiece, which is sure to rekindle warm memories for millions of Chinese from the post-1980’s generation and reintroduce a classic theme to millions of others from younger generations. In the near future, we look forward to launching over a dozen exciting and different types of games that are currently under development, including MMORPGs, webgames and SNS games. We are also very pleased with the consistent performance of our signature titles, including ‘Zhu Xian’ and ‘Perfect World II,’ which we continue to invigorate with new expansion packs.”

“We continue to command the number-one position in the overseas market among Chinese online gaming companies, with approximately one fourth of our total revenues generated from overseas operations and overseas licensing activities. This quarter was no exception as we posted strong performance from our subsidiaries in the United States, Europe and Japan. Notably, we received good feedback from game players in the United States and Europe following the release of our 3D MMORPG ‘Forsaken World,’ which was designed to cater to global players. Our overseas licensing activities also continued to progress well, helping to further expand our overseas platform to significant online game markets worldwide. In addition, we recently completed the acquisitions of Cryptic Studios, Inc. (‘Cryptic Studios’), a reputable online game company based in the U.S., which will bring additional world-class titles, including ‘Champions Online,’ ‘Star Trek Online’ and ‘Neverwinter Nights,’ as well as other projects into our diversified portfolio and pipeline. This strategic acquisition will help us further penetrate into the U.S. and European markets and further strengthen our well established R&D and operational capabilities globally.”

“Overall, we are confident in the recent moves we have made, as well as the long-term outlook for our business. As a reflection of this confidence, we have repurchased an aggregate of 2,305,749 ADSs as of August 21, 2011 on the open market under our USD100 million share repurchase program. We expect to continue to implement this share repurchase program in a manner consistent with market conditions and the interest of our shareholders. Our outlook for this year and beyond is very encouraging. Firstly, with the continued rise of the number of internet users in China, it is highly likely that the online gamer population in China will also continue to grow rapidly. Secondly, we believe the growing potential of the online gamer population is also considerable in some traditional significant gaming markets such as the U.S., Europe and Japan. Finally, online gaming is also taking off in a number of emerging markets. We believe that with our renowned capabilities in R&D and innovation, our extensive global operating network and our diversified portfolio and pipeline, we are set to capture these growth opportunities in the global online game industry and continue to deliver healthy sustainable growth in the long run.”

Second Quarter 2011 Financial Results

Total Revenues

Total revenues were RMB779.6 million (USD120.6 million) in 2Q11, as compared to RMB718.5 million in 1Q11 and RMB592.5 million in 2Q10.

Online game operation revenues were RMB712.1 million (USD110.2 million) in 2Q11, as compared to RMB646.2 million in 1Q11 and RMB533.3 million in 2Q10. The sequential growth in online game operation revenues from 1Q11 was primarily attributable to the strong growth of the Company’s recently launched new games including “Forsaken World” and “Empire of the Immortals,” the continued strength of some of the Company’s existing games such as “Perfect World II,” and the increased contribution from overseas operations in the U.S., Europe and Japan.

The aggregate average concurrent users (ACU) for games under operation in mainland China was approximately 890,000 in 2Q11, as compared to 905,000 in 1Q11 and 886,000 in 2Q10.

Overseas licensing revenues were RMB61.8 million (USD9.6 million) in 2Q11, as compared to RMB63.6 million in 1Q11 and RMB55.1 million in 2Q10. The slight decrease from 1Q11 was mainly due to lower initial license fees as the Company had fewer significant new game launches in overseas markets in 2Q11. This was partially offset by the continued growth in usage-based royalty fees in 2Q11.

Other revenues were RMB5.6 million (USD0.9 million) in 2Q11, as compared to RMB8.7 million in 1Q11 and RMB4.1 million in 2Q10.

Cost of Revenues

The cost of revenues was RMB113.7 million (USD17.6 million) in 2Q11, as compared to RMB107.9 million in 1Q11 and RMB97.6 million in 2Q10.

Gross Profit and Gross Margin

Gross profit was RMB665.9 million (USD103.0 million) in 2Q11, as compared to RMB610.6 million in 1Q11 and RMB495.0 million in 2Q10. Gross margin was 85.4% in 2Q11, as compared to 85.0% in 1Q11 and 83.5% in 2Q10.

Operating Expenses

Operating expenses were RMB345.5 million (USD53.5 million) in 2Q11, as compared to RMB321.7 million in 1Q11 and RMB273.7 million in 2Q10. The increase in operating expenses from 1Q11 was mainly due to higher R&D expenses and increased sales and marketing expenses, and was partially offset by lower general and administrative expenses.

R&D expenses were RMB161.0 million (USD24.9 million) in 2Q11, as compared to RMB146.3 million in 1Q11 and RMB90.7 million in 2Q10. The increase from 1Q11 was primarily due to an increase in staff cost.

Sales and marketing expenses were RMB121.4 million (USD18.8 million) in 2Q11, as compared to RMB103.7 million in 1Q11 and RMB120.3 million in 2Q10. The increase from 1Q11 was largely due to higher advertising and promotional expenses associated with the Company’s recently-launched new games as well as the releases of several expansion packs for the Company’s existing games in 2Q11.

General and administrative expenses were RMB63.1 million (USD9.8 million) in 2Q11, as compared to RMB71.7 million in 1Q11 and RMB62.7 million in 2Q10. The decrease from 1Q11 was mainly due to a decrease in staff cost.

Operating Profit

Operating profit was RMB320.4 million (USD49.6 million) in 2Q11, as compared to RMB288.9 million in 1Q11 and RMB221.3 million in 2Q10. Non-GAAP operating profit was RMB348.0 million (USD53.8 million) in 2Q11, as compared to RMB314.6 million in 1Q11 and RMB246.3 million in 2Q10.

Income Tax Expense

Income tax expense was RMB38.6 million (USD6.0 million) in 2Q11, as compared to RMB33.7 million in 1Q11 and RMB29.6 million in 2Q10. The increase from 1Q11 was in line with the growth in operating profit in 2Q11.

Net Income Attributable to the Company’s Shareholders

Net income attributable to the Company’s shareholders was RMB316.6 million (USD49.0 million) in 2Q11, as compared to RMB263.7 million in 1Q11 and RMB196.6 million in 2Q10. Non-GAAP net income attributable to the Company’s shareholders was RMB344.3 million (USD53.3 million) in 2Q11, as compared to RMB289.5 million in 1Q11 and RMB221.7 million in 2Q10.

Basic and diluted earnings per ADS were RMB6.30 (USD0.98) and RMB5.98 (USD0.93), respectively, in 2Q11, as compared to RMB5.25 and RMB4.99, respectively, in 1Q11, and RMB3.93 and RMB3.71, respectively, in 2Q10. Non-GAAP basic and diluted earnings per ADS were RMB6.86 (USD1.06) and RMB6.50 (USD1.01), respectively, in 2Q11, as compared to RMB5.76 and RMB5.48, respectively, in 1Q11, and RMB4.43 and RMB4.19, respectively, in 2Q10.

Cash and Cash Equivalents

As of June 30, 2011, the Company had RMB1.7 billion (USD267.9 million) of cash and cash equivalents, as compared to RMB1.4 billion as of March 31, 2011. The increase was mainly due to net cash inflow generated from the Company’s online game operations.

Discontinued Operations

Upon authorization and approval by the board of directors and a special committee consisting of all independent directors of the board, Perfect World recently entered into a definitive agreement to sell Perfect World (Beijing) Pictures Co., Ltd. (“PW Pictures”), the entity that operates Perfect World’s film business, to Beijing Ever Joy Pictures Co., Ltd., which is majority-owned by Michael Yufeng Chi, Perfect World’s Chairman and Chief Executive Officer, for a total consideration of RMB360 million. The transaction is expected to sharpen Perfect World’s focus on its core online game development and operation business and maximize shareholder value over time.

As of June 30, 2011, the Company presented the assets and liabilities of the film business as “assets / liabilities held for sale” in the consolidated balance sheet. The Company also reported the operating results from the film business as discontinued operations in the consolidated statements of operations for the quarter ended June 30, 2011 and prior comparative quarters.

Recent Developments

Unlimited Closed Beta Testing for “Heaven Sword and Dragon Saber”

On August 18, 2011, the Company launched unlimited closed beta testing for “Heaven Sword and Dragon Saber,” its first 2D martial arts MMORPG, which is adapted from Louis Cha’s acclaimed novel of the same name.

Acquisition of Cryptic Studios, Inc.

In August 2011, the Company acquired Cryptic Studios, a reputable online game company based in the U.S., for approximately €35.0 million. This strategic acquisition will bring additional world-class titles, including “Champions Online,” “Star Trek Online” and “Neverwinter Nights,” and other projects into the Company’s diversified portfolio and pipeline. It is also expected to help Perfect World further penetrate into the U.S. and European markets and further strengthen the Company’s well established R&D and operational capabilities globally.

ADS Repurchase

In March 2011, the Company’s Board authorized an ADS repurchase program to repurchase up to USD100 million of the Company’s ADSs from March 2011 to March 2012. As of August 21, 2011, the Company had repurchased an aggregate of 2,305,749 ADSs on the open market under this repurchase program.

Business Outlook

Based on the Company’s current operations, total revenues for the third quarter of 2011 are expected to be between RMB756 million and RMB803 million, representing a range similar to the revenues in the second quarter of 2011, but still an increase of 15% to 22% on a year-over-year basis. As part of the normal product cycle, the Company plans to decelerate promotional activities for some of its existing games in the third quarter in order to lengthen the life cycle of existing games and maintain long-term sustainable growth. Furthermore, because the Company normally focuses on fostering user traffic and further nurturing new games at the earliest stages, “Heaven Sword and Dragon Saber” is not expected to contribute significantly to revenues in the third quarter.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principals in the United States, or GAAP, this press release presents non-GAAP operating profit, non-GAAP net income attributable to the Company’s shareholders and non-GAAP earnings per ADS by excluding share-based compensation charge from operating profit, net income attributable to the Company’s shareholders and earnings per ADS, respectively. The Company believes these non-GAAP financial measures are important to help investors understand the Company’s operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess the Company’s core operating results, as they exclude certain expenses that are not expected to result in cash payments. The use of the above non-GAAP financial measures has certain limitations. Share-based compensation charge has been and will continue to be incurred and is not reflected in the presentation of the non-GAAP financial measures. It should be considered in the overall evaluation of our results. None of the non-GAAP measures is a measure of net income attributable to the Company’s shareholders, operating profit, operating performance or liquidity presented in accordance with GAAP. We compensate for these limitations by providing the relevant disclosure of our share-based compensation charge in our reconciliations to the most directly comparable GAAP financial measures, which should be considered when evaluating our performance. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP. Reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure are set forth at the end of this release.

Conference Call

The Company will host a conference call and live webcast at 9:00pm Eastern Daylight Time on Monday, August 22, 2011 (9:00am Beijing time on Tuesday, August 23, 2011).

Dial-in numbers for the live conference call are as follows:

- U.S. Toll Free Number	1-866-519-4004
- International Dial-in Number	+65-6723-9381
- Mainland China Toll Free Number	800-819-0121
- Hong Kong Toll Free Number	80-093-0346
- U.K. Toll Free Number	080-8234-6646
Conference ID: PWRD

A live and archived webcast of the conference call will be available on the Investor Relations section of Perfect World’s website at http://www.pwrd.com.

A telephone replay of the call will be available beginning two hours after the conclusion of the conference call through 11:59pm Eastern Time, August 30, 2011.

Dial-in numbers for the replay are as follows:

- U.S. Toll Free Number	1-866-214-5335
- International Dial-in Number	+61-2-8235-5000
Conference ID: 7973 (PWRD)

About Perfect World Co., Ltd. (http://www.pwrd.com)

Perfect World Co., Ltd. (NASDAQ: PWRD) is a leading online game developer and operator based in China. Perfect World primarily develops online games based on proprietary game engines and game development platforms. Perfect World’s strong technology and creative game design capabilities, combined with extensive knowledge and experiences in the online game market, enable it to frequently and promptly introduce popular games designed to cater changing customer preferences and market trends. Perfect World’s current portfolio of self-developed online games includes massively multiplayer online role playing games (“MMORPGs”): “Perfect World,” “Legend of Martial Arts,” “Perfect World II,” “Zhu Xian,” “Chi Bi,” “Pocketpet Journey West,” “Battle of the Immortals,” “Fantasy Zhu Xian,” “Forsaken World,” “Dragon Excalibur,” “Empire of the Immortals” and “Heaven Sword and Dragon Saber;” and an online casual game: “Hot Dance Party.” While a substantial portion of the revenues are generated in China, Perfect World’s games have been licensed to leading game operators in a number of countries and regions in Asia, Latin America and the Russian Federation and other Russian speaking territories. Perfect World also generates revenues from game operations in North America, Europe and Japan. Perfect World plans to continue to explore new and innovative business models and remains deeply committed to maximizing shareholder value over time.

Safe Harbor Statements

This press release contains forward-looking statements. These statements constitute forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the management’s quotations and “Business Outlook” contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, but are not limited to, Perfect World’s limited operating history, its ability to develop and operate new games that are commercially successful, the growth of the online game market and the continuing market acceptance of its games and in-game items in China and elsewhere, its ability to protect intellectual property rights, its ability to respond to competitive pressure, its ability to maintain an effective system of internal control over financial reporting, changes of the regulatory environment in China, and economic slowdown in China and/or elsewhere. Further information regarding these and other risks is included in Perfect World’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. All information provided in this press release and in the attachments is as of August 22, 2011, and Perfect World does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For further information, please contact

Perfect World Co., Ltd.

Vivien Wang

Vice President, Investor Relations & Corporate Communications

Tel: +86-10-5780-5700

Fax: +86-10-5780-5713

Email: ir@pwrd.com

http://www.pwrd.com

Christensen Investor Relations

Kathy Li

Tel: +1-480-614-3036

Fax: +1-480-614-3033

Email: kli@christensenir.com

Teal Willingham

Tel: +86-10-5826-4727

Fax: +86-10-5826-4838

Email: twillingham@christensenir.com

Perfect World Co., Ltd.

Unaudited Consolidated Balance Sheets

	December 31, 2010	June 30, 2011	June 30, 2011
	RMB	RMB	USD
Assets
Current assets
Cash and cash equivalents	1,387,621,178	1,731,502,734	267,889,338
Restricted cash	4,849,614	6,000,000	928,290
Short-term investments	390,000,000	415,244,400	64,244,511
Accounts receivable, net	157,617,474	122,179,577	18,903,006
Due from related parties	2,127,500	557,500	86,254
Prepayment and other assets	83,369,296	69,534,572	10,758,037
Deferred tax assets	9,399,978	6,964,084	1,077,448
Assets held for sale	—	461,378,114	71,382,086

Total current assets	2,034,985,040	2,813,360,981	435,268,970

Non current assets
Equity investments	49,378,909	23,509,772	3,637,313
Time deposit	284,568,575	289,230,575	44,748,290
Restricted time deposit	121,721,425	123,719,425	19,141,243
Film and television cost	24,240,561	—	—
Property, equipment, and software, net	306,248,969	1,274,191,326	197,136,432
Construction in progress	911,395,229	8,133,518	1,258,377
Intangible assets, net	138,464,771	132,746,544	20,537,873
Goodwill	483,624,832	258,088,089	39,930,083
Prepayments and other assets	48,010,649	40,709,138	6,298,312
Deferred tax assets	2,690,344	2,746,382	424,906

Total assets	4,405,329,304	4,966,435,750	768,381,799

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable	121,600,949	83,854,612	12,973,564
Advances from customers	146,203,059	84,699,476	13,104,274
Salary and welfare payable	154,136,724	123,981,923	19,181,855
Taxes payable	27,455,310	43,897,973	6,791,672
Accrued expenses and other liabilities	131,580,683	56,850,478	8,795,618
Share repurchase liability	—	14,544,306	2,250,221
Due to related parties	4,832,000	—	—
Deferred revenues	386,274,965	440,557,826	68,160,877
Deferred tax liabilities	47,037,398	44,594,047	6,899,365
Deferred government grants	300,000	6,000,000	928,290
Liabilities held for sale	—	90,608,695	14,018,519

Total current liabilities	1,019,421,088	989,589,336	153,104,255
Deferred revenues	26,320,224	26,981,074	4,174,375
Other long-term liabilities	—	9,116,265	1,410,422

Total liabilities	1,045,741,312	1,025,686,675	158,689,052

Shareholders’ Equity
Ordinary shares (US$0.0001 par value, 10,000,000,000 shares authorized, 39,171,195 Class A ordinary shares issued and outstanding, 211,839,885 Class B ordinary shares issued and outstanding as of December 31, 2010; 10,000,000,000 shares authorized, 39,171,195 Class A ordinary shares issued and outstanding, 211,915,895 Class B ordinary shares issued and 209,234,150 Class B ordinary shares outstanding as of June 30, 2011)	199,791	199,843	30,919
Additional paid-in capital	493,089,324	540,395,748	83,607,294
Treasury stock	—	(63,937,776)	(9,892,129)
Statutory reserves	239,264,390	239,264,390	37,017,775
Accumulated other comprehensive loss	(65,956,622)	(55,708,823)	(8,618,987)
Retained earnings	2,582,851,059	3,163,198,594	489,394,073

Total Perfect World Shareholders’ Equity	3,249,447,942	3,823,411,976	591,538,945
Non-controlling interests	110,140,050	117,337,099	18,153,802

Total Shareholders’ Equity	3,359,587,992	3,940,749,075	609,692,747

Total Liabilities and Shareholders’ Equity	4,405,329,304	4,966,435,750	768,381,799

Perfect World Co., Ltd.

Unaudited Consolidated Statements of Operations

	Three months ended
	June 30, 2010	March 31, 2011	June 30, 2011	June 30, 2011
	RMB	RMB	RMB	USD
Revenues
Online game operation revenues	533,291,689	646,197,034	712,140,470	110,178,768
Overseas licensing revenues	55,147,077	63,608,088	61,811,353	9,563,140
Other revenues	4,095,536	8,736,930	5,611,845	868,236

Total Revenues	592,534,302	718,542,052	779,563,668	120,610,144
Cost of revenues
Online game related cost	(96,866,795)	(107,921,220)	(113,683,909)	(17,588,599)
Other cost	(689,246)	(9,765)	—	—

Total cost of revenues	(97,556,041)	(107,930,985)	(113,683,909)	(17,588,599)

Gross profit	494,978,261	610,611,067	665,879,759	103,021,545
Operating expenses
Research and development expenses	(90,662,002)	(146,258,245)	(160,973,079)	(24,904,940)
Sales and marketing expenses	(120,320,472)	(103,705,026)	(121,441,164)	(18,788,762)
General and administrative expenses	(62,716,821)	(71,746,858)	(63,110,431)	(9,764,126)

Total operating expenses	(273,699,295)	(321,710,129)	(345,524,674)	(53,457,828)

Operating profit	221,278,966	288,900,938	320,355,085	49,563,717

Other income / (expenses)
Share of loss from equity investments	(2,072,876)	(266,569)	(480,023)	(74,267)
Interest income	5,848,923	12,092,431	15,398,582	2,382,391
Others, net	850,720	(1,695,024)	16,013,083	2,477,463

Total other income	4,626,767	10,130,838	30,931,642	4,785,587

Profit before tax	225,905,733	299,031,776	351,286,727	54,349,304
Income tax expense	(29,574,598)	(33,667,091)	(38,610,452)	(5,973,614)

Income from continuing operations, net of tax	196,331,135	265,364,685	312,676,275	48,375,690

Income / (loss) from discontinued operations, net of tax	260,439	(1,550,386)	2,913,169	450,711

Net Income	196,591,574	263,814,299	315,589,444	48,826,401

Net loss / (income) attributable to the non-controlling interests	43,467	(84,266)	1,028,058	159,056

Net income attributable to the Company’s shareholders	196,635,041	263,730,033	316,617,502	48,985,457

Net earnings per share, basic
Continuing operations	0.79	1.06	1.25	0.20
Discontinued operations	0.00	(0.01)	0.01	0.00

Total earnings per share, basic	0.79	1.05	1.26	0.20

Net earnings per share, diluted
Continuing operations	0.74	1.01	1.19	0.19
Discontinued operations	0.00	(0.01)	0.01	0.00

Total earnings per share, diluted	0.74	1.00	1.20	0.19

Net earnings per ADS, basic
Continuing operations	3.92	5.28	6.24	0.97
Discontinued operations	0.01	(0.03)	0.06	0.01

Total earnings per share, basic	3.93	5.25	6.30	0.98

Net earnings per ADS, diluted
Continuing operations	3.71	5.02	5.92	0.92
Discontinued operations	0.00	(0.03)	0.06	0.01

Total earnings per share, diluted	3.71	4.99	5.98	0.93

Shares used in calculating basic net earnings per share	250,314,918	251,064,517	251,125,364	251,125,364
Shares used in calculating diluted net earnings per share	264,762,843	264,139,903	264,660,034	264,660,034

Amount attributable to the Company’s shareholders:
Income from continuing operations, net of tax	196,426,690	265,129,709	313,553,624	48,511,429
Income / (loss) from discontinued operations, net of tax	208,351	(1,399,676)	3,063,878	474,028

Net income	196,635,041	263,730,033	316,617,502	48,985,457

Total share-based compensation cost included in:
Cost of revenues	(1,635,647)	(1,533,490)	(1,674,220)	(259,027)
Research and development expenses	(9,489,546)	(11,144,185)	(12,205,194)	(1,888,326)
Sales and marketing expenses	(3,718,909)	(3,558,980)	(4,105,454)	(635,175)
General and administrative expenses	(10,203,291)	(9,504,533)	(9,700,386)	(1,500,795)

Perfect World Co., Ltd.

Reconciliation of GAAP and Non-GAAP Results

	Three months ended
	June 30, 2010	March 31, 2011	June 30, 2011	June 30, 2011
	RMB	RMB	RMB	USD

GAAP operating profit	221,278,966	288,900,938	320,355,085	49,563,717
Share based compensation charge	25,047,393	25,741,188	27,685,254	4,283,323

Non-GAAP operating profit	246,326,359	314,642,126	348,040,339	53,847,040

GAAP net income attributable to the Company’s shareholders	196,635,041	263,730,033	316,617,502	48,985,457
Share based compensation charge	25,047,393	25,741,188	27,685,254	4,283,323

Non-GAAP net income attributable to the Company’s shareholders	221,682,434	289,471,221	344,302,756	53,268,780

GAAP net earnings per ADS
- Basic	3.93	5.25	6.30	0.98
- Diluted	3.71	4.99	5.98	0.93

Non-GAAP net earnings per ADS
- Basic	4.43	5.76	6.86	1.06
- Diluted	4.19	5.48	6.50	1.01

ADSs used in calculating net earnings per ADS
- Basic	50,062,984	50,212,903	50,225,073	50,225,073
- Diluted	52,952,569	52,827,981	52,932,007	52,932,007